EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands except per share amounts)

                                           1998                  1997
                                     Basic     Diluted     Basic     Diluted

Net income                            (2,701)   (2,701)      (694)      (694)

Shares:

Weighted average number of shares
 of common stock outstanding       3,811,706 3,811,706  3,804,085 3,804,085

Shares assumed issued (less shares
 assumed purchased for treasury) on
 stock option agreements                   -     8,947          -      2,559

Rounding                                 294       347        (85)       356
                                     -------- --------  ---------  ---------
                                    3,812,000 3,821,000 3,804,000  3,807,000

Net Income per Common Share             (0.71)    (0.71)    (0.18)    ($0.18)